Mail Stop 4561

June 6, 2007

By U.S. Mail and facsimile to (563) 589-2011.

John K. Schmidt
Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001

> **Re:** **Heartland Financial USA, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-15393**

Dear Mr. Schmidt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant